UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
CONCORD MILESTONE PLUS, L.P.
(Name of Subject Company)
CONCORD MILESTONE PLUS, L.P.
(Names of Persons Filing Statement)
Units consisting of one Class A Interest (which represents an assignment of one
Class A Limited Partnership Interest held by CMP Beneficial Corp.) and one
Class B Interest (which represents an assignment of one Class B Limited
Partnership Interest held by CMP Beneficial Corp.)
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Leonard S. Mandor
c/o Concord Milestone Plus, L.P.
200 Congress Park Drive, Suite 205
Delray Beach, Florida 33445
(561)394-9260
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
(a) Name and Address
     The name of the subject company is Concord Milestone Plus, L.P., a Delaware limited partnership (the “Partnership”). The address of the principal executive office of the Partnership is 200 Congress Park Drive, Suite 205, Delray Beach, Florida 33445, and its telephone number is (561) 394-9260.
(b) Securities
     The subject classes of securities are: (a) Class A Interests (“Class A Interests”), each of which represents an assignment of one Class A Limited Partnership Interest in the Partnership by CMP Beneficial Corp., and (b) Class B Interests (“Class B Interests”), each of which represents an assignment of one Class B Limited Partnership Interest in the Partnership by CMP Beneficial Corp. As of April 1, 2007, there were 1,518,800 Class A Interests and 2,111,072 Class B Interests outstanding. The subject tender offer is to purchase units (“Equity Units”), each of which consists of one Class A Interest and one Class B Interest.
Item 2. Identity and Background of Filing Person.
(a) Name and Address
     The Partnership is the filing person, and its name and address are set forth in Item 1 above.
(b) Tender Offer
     On July 28, 2008, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Fund 5, LLC and MPF Income Fund 24, LLC (collectively, the “Purchasers”) disclosed in a Tender Offer Statement on Schedule TO filed with the SEC their offer (the “Tender Offer”) to purchase up to 151,880 Equity Units for a purchase price of $8 per Equity Unit, less certain distributions (the “Tender Offer Price”). The address of each of the Purchasers and of MacKenzie Patterson Fuller, LP (“MPF”), an affiliate of some of the Purchasers who is acting as depositary in connection with the Tender Offer, is 1640 School Street, Moraga, California 94556, and its telephone number is (925) 631-9100. (The Purchasers also provided MPF’s toll-free telephone number, (800) 854-8357.)
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The Partnership and Milestone Property Management, Inc. (“MPMI”), are parties to a management agreement pursuant to which MPMI provides property management services to the Partnership. MPMI is an affiliate of the Partnership’s general partner, CM Plus Corporation (the “General Partner”). The Partnership paid or accrued $45,857 during the six-month period that ended June 30, 2008 to MPMI for property management fees incurred during that period. The Partnership paid or accrued $116,900 and $157,212 during the fiscal years ended December 31, 2007 and 2006, respectively, to MPMI for property management services rendered to the Partnership during those fiscal years. Pursuant to the management agreement between the Partnership and MPMI, property management fees are equal to a percentage of gross revenues not to exceed 5 percent for multiple tenant properties for which MPMI performs leasing services and 3 percent for multiple tenant properties for which MPMI does not perform leasing services. The management fees are 3 percent for the Partnership’s shopping center in Searcy, Arkansas (the “Searcy Property”) and 4 percent for the Partnership’s shopping center in Valencia, California (the “Valencia Property” and, together with the Searcy Property, collectively the “Properties”). The management fee for any Property may not exceed competitive fees for comparable services reasonably available to the Partnership in the same geographic area as the Property in question.
     Milestone Properties, Inc. (“MPI”), the parent of the General Partner, provides certain administrative services to the Partnership pursuant to an administrative services agreement between MPI and the Partnership. Pursuant to that agreement, the Partnership reimburses MPI for administrative services provided to the Partnership, such as payroll, accounting, investor services and supplies. The Partnership paid or accrued $36,900 during the six-month period that ended June 30, 2008 to MPI for administrative services rendered to the Partnership during that period. The Partnership paid or accrued $99,000 and $82,200 during the fiscal years ended December 31, 2007 and 2006, respectively, to MPI for administrative services rendered to the Partnership during those fiscal years.
     There are no agreements, arrangements or understandings, or to the Partnership’s knowledge, any actual or potential conflicts of interest, between the Partnership and its affiliates, on the one hand, and the Purchasers or their executive officers, directors or affiliates, on the other. To the best of the Partnership’s knowledge, as of June 30, 2008, certain of the Purchasers and their affiliates were the registered owners of 252,310 Equity Units, acquired in part pursuant to seven prior tender offers for Equity Units that were commenced at various times between April 2005 and September 2007. In their Schedule TO filed with the SEC in connection with the Tender Offer, the Purchasers state that they and their affiliates beneficially own 287,154 Equity Units, which may include Equity Units acquired by the Purchasers and their affiliates but not yet transferred on the books of the Partnership.
Item 4. The Solicitation or Recommendation.
(a) Recommendation of the Partnership.
     The Partnership is expressing no opinion as to whether the holders of Class A Interests and Class B Interests should accept or reject the Tender Offer, and is remaining neutral as to the Tender Offer.
(b) Reasons.
     The Partnership has decided to remain neutral as to whether the holders of the Class A Interests and Class B Interests accept or reject the Tender Offer. Based on available information, for the following reasons the Partnership is not in a position to recommend that the holders of the Class A Interests and Class B Interests accept or reject the Tender Offer:
•	The Tender Offer Price ($8.00 per Equity Unit, less certain distributions) is within the range of prices at which, to the best of the General Partner’s knowledge, Equity Units have traded during the past 12 months. The Partnership believes that the amount that the holders of the Class A Interests and Class B Interests would receive upon a sale of all of the Partnership’s assets and a liquidation of the Partnership could be higher than the Tender Offer Price. There is, however, no assurance of how much money on a per Equity Unit basis the Partnership would realize in the future from the sale, financing or operation of the Partnership’s assets, or when any such amounts would be realized and distributed to the holders of interests in the Partnership. Accordingly, some interest holders may find it attractive to sell their Equity Units to the Purchasers at the Tender Offer Price and obtain immediate liquidity at a fixed price, while others may prefer to continue to hold their interests in the Partnership in the hopes of realizing a greater return at some indefinite time in the future.

•	Neither the General Partner nor the Partnership has any current appraisals of the Partnership’s assets.

•	Except to the extent that certain of the Purchasers and their affiliates completed tender offers for Equity Units in the past and are currently Equity Unit holders, the Partnership has no prior relationship with or knowledge of the Purchasers and, therefore, it has no basis on which to assess whether the Purchasers would, if they did ultimately acquire a substantial percentage of the outstanding Class A Interests and Class B Interests, exercise their voting rights in a manner which will be beneficial or harmful to the Partnership.
     In making a decision whether to accept or reject the Tender Offer, interest holders should consider the information set forth below.
     In the Tender Offer, the Purchasers provide information from third-party sources which reported trades in Equity Units at $10.50 during the first quarter of 2008. The Partnership notes that since January 1, 2008, it has processed transfers for 97,537 Class A Interests and 97,537 Class B Interests, at prices ranging between $6.25 and $10.50 per Equity Unity. A prior tender offer by certain of the Purchasers and their affiliates, completed in the fall of 2007, was at a price of $10.50 per Equity Unit.
     In the Tender Offer, the Purchasers state that they have estimated the liquidation value of the Partnership, solely for purposes of determining an acceptable offer price, to be approximately $11.02 per Equity Unit or higher, based on various assumptions made by the Purchasers as to the value of the Partnership’s assets. The Partnership cannot confirm whether the 10% capitalization rate used by the MPF Group is the most reasonable assumption under current market conditions, and cannot express an opinion as to whether using such capitalization rate will result in the most accurate valuation. The actual liquidation value of the Partnership at any time depends on a number of factors, including the market value of the Partnership’s assets at such time and the costs that would be incurred by the Partnership in connection with a sale of its assets. THERE IS NO ASSURANCE OF HOW MUCH MONEY ON A PER EQUITY UNIT BASIS THE PARTNERSHIP WOULD REALIZE IN THE FUTURE FROM THE SALE, FINANCING OR OPERATION OF THE PARTNERSHIP’S ASSETS, OR WHEN ANY SUCH AMOUNTS WOULD BE REALIZED AND DISTRIBUTED TO THE HOLDERS OF INTERESTS IN THE PARTNERSHIP.

     In the Tender Offer, the Purchasers also state that the General Partner has given no indication as to when the Partnership will be liquidating, and that the Partnership “has leases that extend through 2027.” While each of these statements is correct on its own, the way they are presented in the Tender Offer may give the wrong impression that the Partnership would not be able to sell its properties until all of the leases have expired or that it intends to continue to own such properties for a long period. Commercial properties are commonly sold with long-term leases in place, and in many cases (depending on market conditions and the level of rents at the property) a potential buyer prefers a fully- or partly-leased property to a vacant one. As an example, when the Partnership sold its shopping center located in Green Valley, Arizona on May 23, 2007, 69 of the 83 spaces were leased, and five of the leases extended through 2011. Nevertheless, while the long-term leases in place on the Partnership’s properties do not constitute an obstacle to a possible sale and are not indicative of how long the Partnership will continue to own such properties, the Partnership is not contemplating a sale of either property at the present time. Accordingly, the Partnership has not made any efforts to market the Searcy and Valencia properties, and is not currently engaged in any negotiations to sell those properties, although it may do so at an opportune time in the future.
     On or about August 15, 2008, the Partnership will make a cash distribution of $247,500, or approximately $0.163 per Class A Interest, to the holders of Class A Interests as of June 30, 2008. Pursuant to the terms of the Tender Offer, the purchase price of $8.00 per Equity Unit offered by the Purchasers will be reduced by the amount of such distribution. No assurances can be given as to the timing or amount of any future distributions by the Partnership.
(c) Intent to Tender.
     To the knowledge of the Partnership, after reasonable inquiry, neither the General Partner nor any affiliates, executive officers or directors of the General Partner or the Partnership currently intends to tender any interests in the Partnership owned or held by such person.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     Neither the Partnership nor anyone acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations in connection with either of the Tender Offers.
Item 6. Interest in Securities of the Subject Company.
     Neither the Partnership, the General Partner nor any of their officers, directors, affiliates or subsidiaries has engaged in any transaction in Class A Interests or Class B Interests during the past 60 days.
Item 7. Purposes of the Transaction and Plans or Proposals.
     The Partnership is not undertaking or engaged in any negotiations in response to either of the Tender Offers.

Item 8. Additional Information.
     The Purchasers have offered to purchase up to 151,880 Equity Units. The Purchasers have also stated that if more than 151,880 Equity Units are validly tendered and not withdrawn, the Purchasers will purchase 151,880 Equity Units on a pro rata basis (adjusted by rounding down to the nearest whole number to avoid the purchase of fractional Equity Units) from the tendering holders of Equity Units, excluding those holders who elect the “All or None” option in their letter of transmittal.
     If any person or group controlled a majority of the outstanding Class A Interests and a majority of the outstanding Class B Interests (interests owned by the General Partner and certain affiliates of the General Partner who are not individuals are not deemed outstanding for this purpose), such person or group would be able to direct the vote of a majority in interest of the Limited Partners of the Partnership. Under Section 11.2 of the Partnership’s Amended and Restated Agreement of Limited Partnership, dated as of August 1, 1987, as amended (the “Partnership Agreement”), a majority in interest of the Limited Partners may do any of the following without the concurrence of the General Partner:
•	amend the Partnership Agreement, except that no such amendment shall (x) be effective to change the obligations or rights of any partner or interest holder as to capital, allocations or distributions without such partner’s or interest holder’s consent (other than certain modifications which the General Partner determines are prudent to comply with federal income tax regulations), (y) in any manner allow Limited Partners or interest holders to take part in the control of the Partnership’s business, or (z) alter certain rights, powers, duties or interests of the General Partner without the General Partner’s consent;

•	dissolve the Partnership;

•	remove the General Partner and elect a replacement therefor; and

•	approve or disapprove the sale of all or substantially all of the assets of the Partnership.
     In addition, a majority in interest of the Limited Partners may, under other provisions of the Partnership Agreement, grant or deny consent to the General Partner to designate one or more persons to be an additional general partner, and appoint a new General Partner in the event of the withdrawal of a General Partner in violation of the Partnership Agreement.
     If one person or group were to acquire a majority of the Class A Interests and a majority of the Class B Interests, the holders of the minority of Class A Interests and Class B Interests that remain outstanding and not held by such person or group would continue to have the same economic and other rights as before, however, they would not have the voting power to block any of the actions which could be taken by a majority in interest of the Limited Partners as described above.
     Article XIII of the Partnership Agreement, imposes certain limitations on transfers of Equity Units. A transfer of Equity Units in connection with the Tender Offers that results in the transferor holding less than 100 Class A Interests will not be permitted unless the transferor is disposing of all of its Class A Interests.

     Further, under Section 13.5 of the Partnership Agreement, an interest in the Partnership may not be transferred or assigned at any time, if, among other things, as a result of prior assignments or transfers of interests in the Partnership within a period of 12 consecutive months prior thereto, such transfer or assignment might, in the opinion of counsel for the Partnership, result in the termination of the Partnership for purposes of Section 708 of the Internal Revenue Code of 1986, as amended (the “Code”). Under Section 708 of the Code, the Partnership will be terminated for federal income tax purposes if, within any consecutive 12 month period 50% or more of the interest in capital and profits of the Partnership are transferred or assigned.
     Section 13.5 authorizes the General Partner, in its sole discretion, to impose on assignments and transfers of interests in the Partnership or any class or type of such interests any restrictions which it deems appropriate to prevent the termination of the Partnership for federal income tax purposes or its treatment as an association taxable as a corporation for federal income tax purposes or to prevent the Partnership from suffering any other material adverse consequence, and also authorizes the General Partner to amend the Partnership Agreement, without the consent of the Limited Partners or interest holders, to give effect to any such restrictions.
     Moreover, Section 13.5 of the Partnership Agreement expressly authorizes the General Partner to suspend assignments or transfers of interests in the Partnership of either class if within 12 months preceding such suspension at least 45% of the interests of that class have been assigned or transferred. In the event of any such suspension, the General Partner would notify the holders of interests in the Partnership and any deferred sales, assignments or transfers would be made (in chronological order, to the extent possible) as of the first day of any month following the lifting of the suspension on assignments and transfers, except to the extent that they would result in a termination of the Partnership for federal income tax purposes.
     In order to ensure that there is no termination of the Partnership for federal income tax purposes, it is the General Partner’s intent that it will exercise its authority under Section 13.5 of the Partnership Agreement to suspend assignments or transfers of interests in the Partnership of either class if within 12 months preceding such suspension at least 45% of the interests of that class shall have been assigned or transferred. Accordingly, the aggregate number of Class A Interests or Class B Interests which may be transferred pursuant to the Tender Offer or otherwise may not, when added to transfers of interests of that class during the preceding 12 months, exceed 45% of the outstanding interests of that class. As of June 30, 2008, 121,416 Class A Interests (representing approximately 7.99% of the Class A Interests) and 121,416 Class B Interests (representing approximately 5.75% of the Class B Interests) had been transferred during the preceding 12 months. Under the terms of the Partnership Agreement, the limitations on the transfers of interests in the Partnership in Section 13.5 of the Partnership Agreement may not be waived. However, a majority in interest of the Limited Partners may be able to amend the Partnership Agreement to either remove the limitations on transfer or provide for a waiver of those limitations.
     Section 13.3 of the Partnership Agreement requires the surrender to the Partnership or its transfer agent of Certificates of Beneficial Interest representing the Class A Interests and Class B Interests to be transferred duly endorsed and with signature guaranteed. No transfers of interests in the Partnership will be recognized by the Partnership unless duly endorsed certificates are delivered with the necessary signature guarantees. Additionally, pursuant to Section 13.3 of the

Partnership Agreement, the General Partner has established procedures to effect transfers of both Class A Interests and Class B Interests. Such procedures include, where applicable, but are not limited to, the parties to the transfer providing the Partnership with properly completed assignment forms for Class A Interests and for Class B Interests; an original death certificate and letters of administration and/or testamentary dated by the appropriate court within the prior six months (in the case of a transfer by an estate); a certified copy of any trust agreement; an affidavit of domicile; the approval from the California Department of Corporations for consent to transfer securities pursuant to Section 25151 of the California Corporations Code for transfer from one California resident to another; and a transfer fee currently equal to $35.00 per transaction.
Item 9. Exhibits.

Exhibit 99(a)(2)(i)	Transmittal Letter from the Partnership dated August 11, 2008

Exhibit 99(e)(1)	Property Management Agreement, by and between the Partnership and Concord Assets Management, Inc., dated as of August 20, 1987, as amended January 22, 1988 and April 1988*

Exhibit 99(e)(2)	Administrative Services Agreement, by and between the Partnership and Milestone Properties, Inc., dated as of March 1, 2005*

*	Incorporated by reference from the Partnership’s Schedule 14D-9 filed with the SEC on May 10, 2005.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/S/ Leonard S. Mandor

(Signature)
Leonard S. Mandor, President of General Partner

(Name and title)
August 11, 2008

(Date)